Filed pursuant to Rule 433

Registration No. 333-216541

(To Prospectus dated March 13, 2017 and

Preliminary Prospectus Supplement dated

January 26, 2018)

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the Ontario Securities Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision. Investing in the Notes involves risks. See the “Risk Factors” sections of the Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus.

CANADIAN IMPERIAL BANK OF COMMERCE

US$750,000,000 2.700% Senior Notes due 2021

US$600,000,000 Floating Rate Senior Notes due 2021

Pricing Term Sheet

January 26, 2018

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)

Pricing Date:	January 26, 2018

Settlement Date:	February 2, 2018 (T+5)

Expected Ratings*:	A1/A+/AA- (Negative/Stable/Negative) (Moody’s/S&P/Fitch)

Joint Book-Running Managers:	CIBC World Markets Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC UBS Securities LLC

2.700% Senior Notes due 2021

Aggregate Principal Amount Offered:	US$750,000,000

Coupon (Interest Rate):	2.700%

Maturity Date:	February 2, 2021

Benchmark Treasury:	2.000% due January 15, 2021

Benchmark Treasury Price / Yield:	99-09 3⁄4 / 2.244%

Spread to Benchmark Treasury:	50 basis points

Yield to Maturity:	2.744%

Price to Public:	99.874% of the principal amount

Interest Payment Dates:	February 2 and August 2 of each year, commencing on August 2, 2018

CUSIP/ISIN:	136069 XY2 / US136069XY29

Floating Rate Senior Notes due 2021

Aggregate Principal Amount Offered:	US$600,000,000

Maturity Date:	February 2, 2021

Price to Public:	100.000%

Interest Rate:	Three-month USD LIBOR + 0.315%

Interest Payment Dates:	February 2, May 2, August 2 and November 2 of each year, commencing on May 2, 2018

CUSIP/ISIN:	136069 XZ9 / US136069XZ93

Offering Restrictions:

Republic of Italy

The offering of the Notes has not been registered pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Prospectus Supplement or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i) to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and Article 34-ter, first paragraph, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended from time to time (Regulation No. 11971); or

(ii)  in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Article 34-ter of Regulation No. 11971.

Any offer, sale or delivery of the Notes or distribution of copies of the Prospectus Supplement or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must:

(a)   be made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007 (as amended from time to time) and Legislative Decree No. 385 of 1 September 1993, as amended (the Banking Act); and

(b)   comply with any other applicable laws and regulations or requirement imposed by CONSOB, the Bank of Italy (including the reporting requirements, where applicable, pursuant to Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time) and/or any other Italian authority.

Please note that in accordance with Article 100-bis of the Financial Services Act, where no exemption from the rules on public offerings applies under (i) and (ii) above, the subsequent distribution of the Notes on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under the Financial Services Act and Regulation No. 11971. Failure to comply with such rules may result in the sale of such Notes being declared null and void and in the liability of the intermediary transferring the financial instruments for any damages suffered by the investors.

*Ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization.

The Bank has filed a registration statement (File No. 333-216541) (including a short form base shelf prospectus dated March 13, 2017) and a preliminary prospectus supplement dated January 26, 2018 (including the base shelf prospectus, the Prospectus) with the U.S. Securities and Exchange Commission (the SEC) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling CIBC World Markets Corp. toll-free at (800) 282-0822; Citigroup Global Markets Inc. toll-free at (800) 831-9146; Deutsche Bank Securities Inc. toll-free at (800) 503-4611; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

We expect that delivery of the Notes will be made against payment therefor on or about February 2, 2018, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to two business days before delivery should consult their own advisor.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.

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